BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

Pursuant to CVM Instruction no. 358 of January 03, 2002, BRF S.A. (“BRF”) announced, on February 17, 2014, the execution of a binding offer with Al Nowais Investments LLC to, among other provisions, acquire, through its wholly-owned subsidiary in Austria, additional economic rights to issue from Federal Foods, in compliance with the limits set forth in the legislation and usual practice in the United Arab Emirates.

On this date, BRF announces the conclusion of this business at a final amount of USD 27.8 million.

This acquisition is in line with the BRF’s strategic plan to internationalize the Company by accessing local markets, through the processing and distribution, strengthening BRF’s trademarks and expanding its product portfolio across the Middle East.

São Paulo, April 09, 2014

Augusto Ribeiro Júnior

Chief Financial and Investor Relations Officer